Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                                    May 20, 2014

VIA EDGAR

Ms. Deborah O'Neal Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

     Re: AllianceBernstein Cap Fund, Inc. (AllianceBernstein Emerging Markets
         Core Portfolio and AllianceBernstein Emerging Markets Growth Portfolio) Post-Effective Amendment No. 145
         File Nos. 2-29901 and 811-01716

Dear Ms. O'Neal Johnson:

      This letter provides an additional response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendment to the registration statement filed on Form N-1A that includes the AllianceBernstein Emerging Markets Core Portfolio ("Emerging Markets Core") and the AllianceBernstein Emerging Markets Growth Portfolio ("Emerging Markets Growth") (each a "Fund" and collectively the "Funds"), as provided orally to Joanne A. Skerrett of this office on March 27, 2014. The Staff's comment and our response are discussed below.

Prospectus
----------

Emerging Markets Core and Emerging Markets Growth
--------------------------------------------------

Comment 10: Principal Strategies: Please inform the Staff how much of each
            Fund's assets will be invested in emerging markets derivatives and how such derivatives will be valued for purposes of the 80% Test.

Response:   The Funds do not have a strategy to invest any particular amount of their assets in emerging market derivatives, although neither Fund has a principal investment strategy to invest in derivatives other than currency derivatives.

            With respect to the 80% Test, Rule 35d-1, as you are aware, requires an investment company with a name that suggests a particular investment, country or geographic region to invest at least 80% of its assets in the type of investment, country or region suggested by its name. In the adopting release for such Rule (Release No. IC-24828 (Jan. 17, 2001)), the SEC explained that it was not adopting proposed criteria suggesting that the 80% Test could only be satisfied by investment in securities of the type suggested by the fund's name. Instead, the SEC adopted an approach that allows investment companies the flexibility to invest in additional types of investments that expose a fund's assets to the economic fortunes and risks of the investments indicated by its name (in this case, emerging market securities). In this respect, the SEC gave an example that a fund with a name suggesting an emphasis in a certain country or geographic region may, in complying with the Rule, invest in a foreign stock index futures contract traded on a U.S. commodities exchange.

            The Funds may determine that it is more efficient and economical to invest in emerging market countries through a futures contract or other derivative instrument rather than by making direct investments in securities of emerging market countries. In the case of a futures contract, variation margin payments are made on a daily or other frequent basis, and the value of the futures contract on the books of the fund (the Fund's obligation to make or right to receive margin payments relating to prior price movements) will generally be quite small and does not approximate the exposure that the Fund has to the assets underlying the futures contract by virtue of the futures contract. Rather, we believe that in such a case the notional amount of the futures contract adjusted for changes in the value of the underlying assets provides a better measure of the Fund's exposure to such assets, as an investment in the futures contract is the economic equivalent of an investment in the underlying assets. For example, if a Fund were to buy a futures contract on an emerging market index with a notional amount of $1 million, and the value of the index declined by 10% while the Fund held the futures contract, the Fund would effectively have $900,000 of emerging markets exposure through that futures contract, even though the value of the futures contract on the books of the Fund may be at or near zero. We believe that it is appropriate and consistent with the SEC's economic exposure approach to use the current market value of the notional amount of the futures contract for compliance with the names test.

            Of course, we do not mean to suggest that the notional amount of a derivative instrument should always be used to measure exposure to the assets underlying the derivative instrument for purposes of an 80% test under Rule 35d-1. For example, the purchase of an out-of-the-money call option on an emerging market security is not the economic equivalent of a purchase of the security, and the market price of such an option would generally better represent the Fund's emerging market exposure than the notional amount of the option (i.e., the value of the underlying security). Also, specifically as to currency derivatives, which as noted above are the only derivatives that the Funds may use as a principal investment strategy, hedging the Funds' emerging market currency exposure back to the U.S. dollar through derivatives would have no bearing on the Funds' exposure to emerging market securities, so the value of any such currency derivatives would generally not be included in the numerator for the Funds' 80% test.

                                                     * * *
      We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                 Sincerely,

                                                 /s/ Joanne A. Skerrett
                                                 ----------------------
                                                 Joanne A. Skerrett


cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.